Mail Stop 4561

April 18, 2007

Mr. James G. Graham
President and Chief Executive Officer
Waccamaw Bankshares, Inc.
110 North J.K. Powell Boulevard
Whiteville, NC 28472

      Re: **Waccamaw Bankshares, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Filed March 30, 2007
              File No. 001-33046

Dear Mr. Graham:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              John P. Nolan
              Accounting Branch Chief